Exhibit 23

Consent of Independent Registered Public Accounting Firm

Plan Administrator
United Natural Foods, Inc. Retirement Plan:

We consent to the incorporation by reference in the registration statement (No. 333-161884) on Form S-8 of United Natural Foods, Inc. Retirement Plan of our report dated June 15, 2017, with respect to the statements of net assets available for benefits of the United Natural Foods, Inc. Retirement Plan as of December 31, 2016 and 2015, the related statement of changes in net assets available for benefits for the years then ended, and the related supplemental Schedule H, line 4i- schedule of assets (held at end of year) as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 11-K of the United Natural Foods, Inc. Retirement Plan.

Providence, Rhode Island
June 15, 2017